Kenneth N. Heintz Corporate Vice President, Controller & Chief Accounting Officer 2980 Fairview Park Drive Falls Church, VA 22042

January 6, 2012

VIA EDGAR

Ms. Linda Cvrkel

Branch Chief

United States Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549

RE:	Northrop Grumman Corporation

Form 10-K for the year ended December 31, 2010

Filed February 9, 2011

File No. 001-16411

Dear Ms. Cvrkel:

We write in response to the letter dated December 8, 2011 from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) to Northrop Grumman Corporation (the “Company”, “we”, “us”, or “our”). This letter sets forth the Company’s responses to that comment letter. For your convenience, we have reprinted the Staff’s original comments in bold, followed by our responses.

Please note that on June 17, 2011, following the completion of the spin-off of our former shipbuilding business, we filed a Current Report on Form 8-K with the Commission to recast the presentation of our consolidated financial statements that were initially filed on February 9, 2011 in our Annual Report on Form 10-K for the year ended December 31, 2010 (the “2010 Form 10-K”). The recasting reflected the reclassification of our shipbuilding business as discontinued operations. The Form 8-K also included revised portions of the 2010 Form 10-K, including Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) (Item 7). For the Staff’s convenience, we have included in brackets the appropriate page numbers of the corresponding portions of the June 17, 2011 Form 8-K that contain the disclosures referenced in your comments.

Comment 1:

Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Segment Financial Measures, page 43 [page 31 of Exhibit 99.3 to the Form 8-K filed June 17, 2011]

We note the revisions that have been made in MD&A on page 43 [page 31 of Exhibit 99.3 to the Form 8-K filed June 17, 2011] as confirmed in your letter dated May 4, 2010 sent in response to our comment letter dated March 26, 2010. However, we continue to believe that you should significantly revise and expand your MD&A in future filings to separately

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

quantify and discuss the factors responsible for changes in the level of the Company’s cost of sales for both the consolidated and the segment level during all periods presented in the your financial statements as required by Item 303 of Regulation S-K. In this regard, we note that page 39 [page 27 of Exhibit 99.3 to the Form 8-K filed June 17, 2011] of your MD&A section includes a brief paragraph at the consolidated level (with no direct disclosure provided at the segment level) which explains the change in cost of sales. However, we believe that for a company with the size and breadth of operations as yours, this additional discussion does not adequately provide your investors with an increased depth of understanding and knowledge necessary to properly evaluate your operating results. Therefore, please revise to expand and enhance your discussion of cost of sales with regards to both product and services sales. As part of your revised disclosure, please revise to quantify and discuss the impact of each significant component of costs comprising cost of sales that caused cost of sales to materially vary (or not vary when expected to). For costs that cannot be clearly separated and discussed, include a separate detailed discussion of non-business group factors affecting operating earnings, where they are analyzed from period to period with detailed explanations regarding their fluctuations. In this regard we believe materiality should be assessed in relation to operating income, your consolidated performance measure. This disclosure should be presented in a manner so as to allow investors to discern the relative contribution of each of multiple components cited to the total change in cost of sales and resultant operating earnings.

Additionally, please note that even when total amounts of costs of sales do not materially vary from period to period, the impacts of material variances in components of cost of sales that offset each other should be separately disclosed, quantified, and discussed (not netted). Please also ensure that your revised disclosure provides appropriate explanation of underlying reasons for changes (for example, in addition to quantifying the impacts of changes in price and volume, explain the underlying reasons for these changes). Given the potential for differing or offsetting results in your various segments, we encourage you to also provide the above disclosures at the segment level. In any event, you should revise to provide discussion and analysis of costs of sales at the segment level when a change in a segment’s cost of sales materially impacts the segment’s measure of operating profit. As part of your response, please provide us with a copy of your intended revised disclosures.

Response:

Overview

We appreciate the Staff’s comment and are committed to providing investors and others with information that enhances their understanding of the Company’s financial condition and results of operations as included in MD&A. We describe below how we plan to enhance our MD&A disclosure in response to the Staff’s comment. We first provide some brief background about our business, method of contract accounting and our MD&A disclosure. We then respond to each element of the Staff’s comment under separate headings to confirm our understanding of the Staff’s comment and to provide the Staff with our analysis of each of these elements. Finally, we set forth proposed disclosure, as requested by the Staff, to address the comment. The disclosure

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

represents a significant expansion of our discussion of how we determine and use contract estimates-at-completion (which we refer to as “EACs”) for revenue recognition and as part of the management process for our many individual contracts. We believe our proposed disclosure enhancements will provide helpful additional information to investors, while avoiding extensive and disruptive changes to our accounting systems that would provide little or no benefit to investors, impose potentially substantial costs on us (as well as on the U. S. Government to audit and approve changes to our currently acceptable systems), and represent changes that are not reflective of how management conducts and analyzes the Company’s business.

Background

Our Business and Method of Contract Accounting

The majority of our revenues are generated through over 15,000 medium and long-term contracts, or other profit centers, such as contract segments (if applicable) or task orders on Indefinite Delivery/Indefinite Quantity contracts, collectively “contracts”, for the manufacture of products or the performance of services to meet the specialized or unique needs of our customers. Our principal customers are departments or agencies of the U.S. Government. Two of our reporting segments engage primarily in the manufacture of products, and two of our segments primarily provide services.

Pricing for substantially all of our contracts, regardless of contract type, is negotiated based on expected allowable contract costs plus an applicable margin. As described in our MD&A (see page 20 of Exhibit 99.3 of our June 17, 2011 Form 8-K), costs billed to contracts with the U.S. Government are determined in accordance with the Federal Acquisition Regulation (“FAR”) and U.S. Cost Accounting Standards regulations as allowable and allocable costs. Flexibly priced contracts include both cost-type and fixed-price incentive contracts. In accordance with FAR 16.301-1, cost-type contracts provide for reimbursement of our allowable costs incurred plus a fee that represents profit. Fixed-price incentive contracts provide for reimbursement of our allowable costs, but are subject to a cost-share limit. Firm fixed-price contracts are contracts in which the specified scope of work is agreed to for a price that is a pre-determined, negotiated amount and not generally subject to adjustment regardless of our incurred costs. Time-and-materials contracts are considered to be firm fixed-price contracts as they specify a fixed hourly rate for each labor hour charged. For the fiscal year ended December 31, 2010 (as recast for the spin-off of our shipbuilding business), 59% of our recognized contract revenues came from flexibly-priced contracts and 41% came from firm fixed-price contracts.

The vast majority of our revenues arise from construction and contracting work within the scope of ASC 605-35 (Construction-Type and Production-Type Contracts). We utilize the percentage-of-completion method of accounting for our construction and contracting work because we are able to make reliable EAC estimates for contracts within the scope of ASC 605-35. As we determine that EACs of costs, as well as sales and profits for any given contract, should change, we reflect those changes on an individual contract-by-contract basis. That process is repeated across our entire portfolio of contracts using the cumulative catch-up method of accounting, which is an acceptable method described in ASC 605-35-25-82 through 25-84. This method recognizes in the current period the cumulative effects of changes in estimates related to both the current period and all prior periods.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

Our contracts are negotiated and managed on an individual basis, and each generally represents a separate profit center or unit of account as described in ASC 605-35-25-4 (i.e., it is subject to a unique set of facts, characteristics, circumstances and potential complications). Thus, the risks and opportunities inherent in each contract are largely specific to that contract. We evaluate and regularly re-evaluate performance on each of our percentage-of-completion contracts to determine the current estimated revenue and cost at completion and the percentage of completion of that contract. To determine the appropriate EACs for a given contract, we make numerous estimates over the contract performance period, which may be revised from time to time for a variety of reasons. See ASC 605-35-25-64 (stating that “[e]stimating is an integral part of contractors’ business activities, and there is a necessity to revise estimates on contracts continually as the work progresses.”) We determine the effects of revisions to EACs on a contract-by-contract basis. We make our best estimate of the potential effects of risks and opportunities for each contract to ensure that the EAC for that contract reflects the most reliable assessment of final contract results based on information available at the time of the assessment.

Our EAC estimating process is not solely an accounting process, but is instead an integrated part of the management of our business, involving numerous personnel in our planning, production control, contracts, cost management, supply chain and program and business management functions. See ASC 605-35-25-63 (“The ability to produce reasonably dependable estimates depends on all the procedures and personnel that provide financial or production information on the status of contracts. It encompasses systems and personnel not only of the accounting department but of all areas of the entity that participate in production control, cost control, administrative control, or accountability for contracts.”)

Given that we evaluate each of our businesses based on how effectively it manages the performance of its portfolio of individual contracts, we did not design our accounting systems to track costs by cost element on a Company-wide basis. Further, our accounting systems do not tag or identify cost elements of individual contracts consistently in a way that would allow them to be aggregated and evaluated across all of our businesses and/or segments. Instead, cost elements are summarized by sub-account within each contract. The sub-account structure is tailored to the statement of work for the particular contract and is not necessarily comparably categorized by cost element. We designed our systems this way because management analyzes and evaluates our businesses based on individual contract profitability and the risks and opportunities of individual contracts; we do not analyze or evaluate our business based on changes in aggregated cost elements across the business. We also believe that investors, analysts, and other users of our financial statements analyze our business similarly. For each contract, we build up our contract EACs based on the various cost elements for such contract, but we do not aggregate, and, as we mentioned, do not currently have the systems capability consistently to aggregate, cost information by cost element on a Company-wide basis for management or financial reporting purposes.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

Prior MD&A Enhancements

As you know, in response to comments 1 and 2 in the Staff’s April 9, 2007 comment letter, we enhanced our MD&A disclosure by, among other things, providing additional quantitative and qualitative information relating to the major factors causing changes in revenues and operating margin for each reportable segment, adding additional information about the allocation of general and administrative expenses to contracts in progress and expanding our disclosure to include a descriptive analysis of the principal contributing factors giving rise to changes in the aggregate amount of our general and administrative expenses on a period-to-period basis.

In addition, as noted in our response to comment 1 of the Staff’s comment letter dated March 26, 2010, we further enhanced our MD&A disclosure by describing how, in evaluating our operating performance, we look at changes in sales and service revenues and operating income, including the effects of significant changes in operating income as a result of changes in contract estimates and our use of the percentage-of-completion method of accounting. We added disclosure noting that unusual fluctuations in operating performance driven by changes in total costs across multiple contracts are described in MD&A.

Most recently, in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, filed with the Commission on October 26, 2011, we again enhanced our MD&A disclosure on page 29 by adding a description of changes in our contract operating income margin rates. This enhanced disclosure explained that we identify favorable and unfavorable adjustments above a threshold level, and where these adjustments are meaningful, we disclose the effects of such adjustments on a contract or program (a grouping of contracts related to a recognizable product or service category) basis or based on groupings of contracts that provide similar products or services.

We now propose to further expand our MD&A disclosure as described below following our responses to each element of the Staff’s comment.

Requested Disclosure of Consolidated Aggregate Impact of Each Significant Component of Costs of Sales

In discussing the breakdown of our sales and cost of sales between product and services elements, we believe that it is more meaningful to the readers of our financial statements to discuss changes in sales and cost of sales at the segment level, where we discuss specific period-to-period fluctuations in contract activity. As previously indicated, two of our segments are primarily engaged in providing products, and our remaining two segments are primarily involved in providing services. We propose to enhance our disclosures to quantify the percentage of product sales and/or service revenues as applicable for each of our segments in future filings, as you will see in our proposed disclosures later in this letter.

We understand the Staff’s comment regarding “each significant component” to refer to the various elements of costs of sales, such as labor, raw materials, fabricated parts, electronic components or similar elements. We are unaware of an aggregate cost component disclosure required by ASC 605-35 or ASC 250-10. In addition, we do not believe that a comparative discussion of changes in the components

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

of costs of sales will provide investors with an increased depth of understanding or knowledge of our operating results. Indeed, such disclosure could be confusing and overwhelming to users of our MD&A and financial statements. See, e.g., Release No. 34-48960 (Dec. 19, 2003) (advising that “companies should focus on material information and eliminate immaterial information that does not promote understanding of companies’ … changes in financial condition and results of operations”). Instead, we believe a discussion of the changes in underlying contract activities and mix of types of contracts from period to period that drive the overall changes in sales and cost of sales is more helpful to investors. By focusing our MD&A disclosure on changes in individual contracts and contract mix, investors are able to view our business the way management does. See Regulation S-K Item 303 (which requires management to “describe any other significant components of revenues or expenses that, in the registrant’s judgment, should be described in order to understand the registrant’s results of operations”); see also, e.g., Release No. 34-48960 (Dec. 19, 2003) (stating that MD&A should allow investors to see the company “through the eyes of management”); Release No. 34-26831 (May 18, 1989) (same). We believe that our investors, the analyst community and other users of our financial information focus on the performance of our individual segments and their related contracts, as management does.

In addition, because our contracts involve diverse and complex performance requirements, it would be impracticable for us to attempt to evaluate and discuss each discrete underlying factor relating to the various elements included in our costs of sales that contribute to period-to-period changes in our reported sales and cost of sales amounts on an aggregate basis. As noted above, our effective and well-established accounting systems currently do not permit aggregation of cost information in this way. To change them in order to do so would likely be costly, time-consuming and disruptive. Moreover, such changes are not required by generally accepted accounting principles or by management to operate the business. ASC 605-35-25-62, by analogy, notes that a company should focus on appropriate procedures for determining reasonably dependable estimates in light of its particular circumstances. See ASC 605-35-25-62 (“The type of estimating procedures appropriate in a particular set of circumstances depends on a careful evaluation of the costs and benefits of developing the procedures”). The burdens from such changes appear unwarranted, particularly given the fact that any such information and disclosure would, at best, be minimally useful information to investors.

As the Staff’s comment acknowledges, costs in some circumstances cannot be clearly separated and discussed. Our contract revenues derive from negotiated and customized terms and conditions that stipulate the frequently-unique products or services being requested by our customer. In our consolidated discussion of changes in product or services sales and cost of sales, we refer the reader to the respective segment discussions where a more detailed explanation of period-to-period changes is presented based on changes in contracts or groups of contracts.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

Further, the accounting system changes that would be necessary for us to collect this information would not only require unnecessary expenditure of Company resources for systems that management does not require, but would also result in an accounting system that is not required by our government customers. U. S. Government contracts give the government contracting officer and the Comptroller General of the United States the right to review our books and records in accordance with the FAR. The Defense Contract Audit Agency and other government audit agencies frequently audit our contracts and our systems. These government reviews involve pre-award surveys, cost accounting and other business systems reviews (such as estimating systems, earned value management systems and material management and accounting systems), forward pricing proposal evaluations, post-award reviews of cost or pricing data, incurred cost audits, cost accounting standards compliance and adequacy reviews, terminated contract audits, claims audits, operations audits and other functional reviews. These government oversight agencies could well challenge the Company to support the rationale for incurring costs to modify systems in ways neither required by management nor by the customer. Additionally, changes to our systems will generate substantial additional work and delays associated with the government’s requirements to test and approve the system changes prior to them being used.

Requested Disclosure of the Relative Contribution of Each Cost Component to Consolidated Aggregate Change in Costs of Sales and Operating Earnings

As noted above, we understand the Staff’s comment regarding “each of multiple components” to refer to the various elements of costs of sales, such as labor, raw materials, fabricated parts, electronic components or similar elements. In our MD&A narrative relating to changes in revenues, costs of sales and operating income, we discuss the period-to-period effects of changes in EACs either by business area within a segment or by contract or program, depending upon the significance that the changes have on current period operating results. Thus, for example, we discuss variability in the performance of our work on a specific contract or program, such as the B-2 program, or a grouping of similar types of contracts such as Surveillance & Reconnaissance Systems. In general, we analyze our business by understanding the effects of changes in sales volume. These changes are driven largely by total costs (because most of our revenues are recognized on a cost-to-cost basis), and by the applicable operating income rate on either an individual contract or on groupings of contracts that comprise a recognizable product or service activity. Variability in our operating income is driven by changes in the volume of total costs incurred on a contract-by-contract basis in a given period and the extent to which EAC changes result in changes to the profitability of a contract, as well as the mix of contracts (e.g., development vs. production/ongoing services).

Our business model is significantly different from that of a manufacturer that produces a range of products with prices set by market demand, or a service provider that prices its range of services based on a rate schedule. For these entities, pricing is principally driven by market forces, not costs. Therefore, changes in the various elements of their costs of sales would be expected to have a more direct impact on profitability because increases in costs of sales generally cannot be passed through to their customers. Similarly, their customers generally would not receive the benefit of any reductions in costs.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

In contrast, while our contracts require us to incur costs for labor, materials, overhead and subcontract activities, we generally are able to mitigate the operating income effects of variability in these elements of costs of sales in a number of ways, including through the use of: contract terms that provide for price escalation; long-term supply arrangements for materials; firm-fixed price subcontractor arrangements that put the burden of cost changes on the subcontractor; and contracts that are flexibly-priced under which cost changes are generally passed to our customer. Moreover, because of the diverse nature, differing scopes of work and specific requirements under each of our contracts, the cost elements of one contract generally do not have either a direct or corollary relationship to the costs on another contract.

Requested Disclosure of Impacts of Material Variances on Components of Costs of Sales

Our contract cost accounting systems are designed to comply with standards established by the Cost Accounting Standards Board of the U. S. Government and the FAR, and we are required to provide our customer with disclosure statements detailing our cost accounting practices. Each of our segments has numerous disclosure statements, based in part upon differences in the work performed by each business unit. Accordingly, we do not have a uniform Company-wide chart of accounts that would enable costs to be aggregated by cost elements across the Company. Furthermore, because our contracts generally have an extended period of performance and frequently involve highly complex or customized effort, we task our program management personnel with managing the risks and opportunities associated with each individual contract. This process necessarily entails identifying and managing contract-specific risks (potential increases in contract costs driven by specific, identifiable events) and opportunities (potential decreases in contract costs, also driven by specific, identifiable events) that could affect our ability to achieve the operating income anticipated at contract inception. These risks and opportunities are factored into our EACs over the contract performance period.

As we perform on a contract, our program and business management teams manage the contract risk and opportunity elements with the objective of resolving risk areas and realizing opportunities to meet the contract requirements and minimize the overall costs to complete the contract. When risks are resolved at lower costs than the EAC, we recognize a “risk reduction” benefit and a favorable adjustment in the contract EAC, and when contract risks exceed the original EAC, we record an unfavorable adjustment of the contract EAC. The inverse relationship occurs with respect to opportunities. Contract risk and opportunity areas vary among contracts and frequently are unique to a contract. These risks can involve issues related to product design, technical performance, supplier availability or performance, schedule achievement, customer acceptance and other related contract performance issues.

Where risks or opportunities are resolved on individual contracts at amounts that differ from the cost estimates included in the EAC and such differences are meaningful to operating results, we identify in our segment MD&A discussions the nature and amount of the underlying impact of the risk or opportunity resolution event. For contracts involving differences that are not individually meaningful to our operating results, we generally attempt to aggregate the impact of these less meaningful changes in terms of contract performance (operating income

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

margin rate) for related groups of contracts or programs. Given our large portfolio of diverse contract activities, however, it is virtually impossible to aggregate the effects of risk and opportunity management activities across the portfolio into categories that would be meaningful to investors.

Requested Disclosure of Underlying Reasons for Changes at the Company Level and Segment Level

The major drivers in our period-to-period performance measures on contract activities are what we refer to as contract volume, contract performance and changes in contract mix. Contract volume consists of the total contract effort expended during the period. Volume is driven largely by production activity levels, delivery rates or service levels that can fluctuate from period to period depending on customer requirements and level of funding available, supplier availability and other factors. Our changes in volume correlate to a change in costs of sales and revenues because of our predominate use of percentage of completion accounting. Contract performance relates to the extent to which we have achieved favorable or experienced unfavorable cumulative catch up adjustments in the period. We also discuss contract mix, which refers to the particular type of contracts driving the volume in that period, as different types of contracts generally carry different overall operating income margins. In our segment-level MD&A analysis, we disclose the effects of contract volume on operating income by describing major changes in each segment’s sales activity by major contract or program. We also describe the effects of favorable and unfavorable contract performance results in our discussions of changes in segment operating margin, as well as changes in contract mix.

Requested Disclosure of Non-Business Group Factors Affecting Operating Earnings

We understand the Staff’s comment regarding “non-business group factors” to refer to external factors that might be considered to influence our cost elements, such as scarcity or price sensitivity of materials, labor agreements, rates of return on defined benefit plan assets or other similar cost-related external factors. We have previously described our approach to describing changes in segment operating income through our MD&A discussion of the effects of contract volume and contract performance factors. With regard to the other elements of operating income, we believe that our existing MD&A disclosure discussing the reconciliation of segment operating income to operating income meet the disclosure requirements you have requested. As an example of this disclosure, we have listed below the discussion that was included on pages 28-29 in our Form 8-K dated June 17, 2011:

Unallocated Corporate Expenses

Unallocated corporate expenses generally include the portion of corporate expenses not considered allowable or allocable under applicable CAS and FAR rules, and therefore not allocated to the segments, such as management and administration, legal, environmental, certain compensation and retiree benefits, and other expenses. Unallocated corporate expenses for 2010 increased $82 million, or 82 percent, as compared with 2009, primarily due to inclusion of a $64 million net gain from a legal settlement in 2009, as well as an increase in environmental, health and welfare, and stock compensation expenses in 2010. Unallocated corporate expenses for

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

2009 decreased $41 million, or 29 percent, as compared with 2008, primarily due to a $64 million net gain from a legal settlement in 2009, partially offset by higher costs related to environmental remediation and post-retirement employee benefits.

Net Pension Adjustment

Net pension adjustment reflects the difference between pension expenses determined in accordance with GAAP and pension expense allocated to the operating segments determined in accordance with CAS. The pension adjustment in 2010 decreased by $247 million as compared with 2009 primarily due to lower GAAP pension expense as a result of favorable returns on pension plan assets in 2009. The net pension adjustment in 2009 was an expense of $237 million, as compared with income of $272 million in 2008. The net pension expense in 2009 was primarily the result of negative returns on plan assets in 2008.

Royalty Income Adjustment

Royalty income is included in segment operating income and reclassified to other income for financial reporting purposes.

Summary Overview of Our Response

As described above, our business model is different from that of many other manufacturers and service providers due to the volume of unique contract activities, each of which is a profit center with limited correlation from contract to contract, our contract mix and our mature and integrated system for determining EACs. Changing our approach to disclosure is not required by generally accepted accounting principles or Regulation S-K Item 303. The information the comment letter seeks to have us disclose regarding cost of sales components might be useful to the analysis of those business models in which operating performance drivers can be evaluated at the “macro” level by investors and others, but our business model is different and we are not able to aggregate information in this fashion. Any changes to our systems for this purpose would likely be costly and disruptive to us and to our government customers, with no corresponding benefit. In our current disclosure, we describe a number of lower level “micro” changes (by contracts, programs, or groupings of contracts) affecting our broad portfolio of contract activities. It is our belief that the readers of our financial information can better understand the “macro” changes in our business by examining our activity at this lower “micro” level. Within each of our four business segments, we describe changes in our operating performance in terms of the underlying contracts, programs, or groupings of contracts that drive the period-to-period changes. This disclosure methodology tracks the way in which we manage our business and the way analysts that follow our business evaluate our performance, and our management believes it to be the most effective way to portray the drivers that impact our period to period performance.

Occasionally, we experience changes in contract operating income that are not directly related to contract performance. When such situations occur and are meaningful, we discuss these changes and their effects in MD&A, and we will continue to do so in future filings. Examples of such items would be the receipt of unanticipated amounts of royalty income, effects of changes in overhead rates across a broad group of contracts due to changes in contract volume, overhead claim settlements affecting prior periods and litigation settlements.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

Proposed Revised MD&A Disclosure

In order to better explain the attributes associated with measuring contract performance in our business, we propose revising the introductory language in our MD&A discussion in future filings, including our Form 10-K for the fiscal year ended December 31, 2011, which we expect to file in February 2012. For ease of reading, we have highlighted the changed language in italics:

We manage and assess the performance of our businesses based on our performance on individual contracts and programs (i.e., two or more closely-related contracts) obtained generally from government organizations using the financial measures referred to below, with consideration given to the Critical Accounting Policies, Estimates and Judgments described on page 32 [page 21 of Exhibit 99.3 to the June 17, 2011 Form 8-K]. As indicated in our discussion on “Contracts” on page 31 [page 20 of Exhibit 99.3 to the June 17, 2011 Form 8-K], our portfolio of long-term contracts is largely flexibly-priced, which means that sales tend to fluctuate in concert with costs across our large portfolio of active contracts, with operating income being a critical measure of operational performance. Due to FAR rules that govern our business, most types of costs are allowable, and we do not focus on individual cost groupings (such as ~~cost of sales~~ labor, materials, overhead or general and administrative costs) as much as we do on total contract costs, which are a key factor in determining contract operating income.

In any given reporting period, each of our segments manages numerous contracts that provide for the delivery of products or services to our customers. Our contract management process involves the use of contract estimates-at-completion (EACs) that are generally prepared and evaluated on a bottoms-up basis annually and updated on a quarterly basis over the performance period of the contract. These EACs include an estimated contract operating income margin rate based initially on the contract award amount, adjusted to reflect estimated risks related to contract performance. These risks typically include technical risk, schedule risk and performance risk based upon our evaluation of the contract effort. Similarly, the EACs include identified opportunities for operating income margin rate improvement. Over the performance period of the contract, our program management organizations perform recurring evaluations of contract performance and adjust the contract revenue and cost estimates over the life of the contract to reflect the latest reliable information available. Our business and program management organizations are comprised of a large cadre of skilled professional managers who utilize our contract administration and management control systems with the objective of successfully overseeing our contract performance to satisfy the customer’s expectations, deliver high quality products and services, and manage contract risks and opportunities to achieve an appropriate operating income margin rate on the contract. Our comprehensive business and contract management process involves personnel from the planning, production control, contracts, cost management, supply chain and program and business management functions. As part of this overall contract management function, these

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

personnel monitor compliance with our critical accounting policies related to contract accounting and compliance with U. S. Government regulations. As a result, contract operating income and period-to-period contract operating income margin rates are adjusted over the contract performance period to reflect changes in the risks and opportunities affecting the contract, and adjustments may have a favorable or unfavorable effect on operating income margin depending upon the specific conditions affecting each contract.

In evaluating our operating performance, we look primarily at changes in sales and service revenues, and operating income, including the effects of ~~significant~~ meaningful changes in operating income as a result of changes in contract estimates and the use of the cumulative catch-up method of accounting in accordance with GAAP. Where applicable, unusual fluctuations in operating performance attributable to changes in a specific cost element across multiple contracts~~, however,~~ are described in our analysis. Based on this approach and the nature of our operations, the discussion of results of operations generally focuses around our ~~five~~four segments versus distinguishing between products and services. Our Aerospace Systems, and Electronic Systems ~~and Shipbuilding~~segments [change reflected in the June 17, 2011 Form 8-K] generate product sales of XX% and XX% of their segment revenues, respectively, ~~predominantly product sales,~~while the Information Systems and Technical Services segments generate ~~predominantly~~service revenues of XX% and XX% of their segment revenues, respectively.

Comment 2:

Note 1-Summary of Significant Accounting Policies

Revenue Recognition, page 63, and

Critical Accounting Policies, page 33 [see page 21 of Exhibit 99.3 to the Form 8-K filed June 17, 2011]

We note that you generally recognize revenues from your long-term contracts under the cost-to-cost or the units-of-delivery measures of the percentage of completion method. We also note your disclosure regarding the fact that the percentage-of-completion method of accounting depends on your ability to make reasonably dependable cost estimates for the design, manufacture, and delivery of your products and services. Such costs are typically incurred over a period of several years, and estimation of these costs requires the use of judgment. Since a significant portion of your revenues are recognized using the percentage of completion method, a significant change in one or more of these estimates could affect the profitability of your business. You indicate that changes in estimates are recognized using the cumulative catch-up method of accounting. These changes in estimates impact contract sales, costs and profits and may include a number of significant items, such as (i) unusual and infrequent contract price adjustments; (ii) material changes in contract estimates including provision for loss; (iii) substantial incentive income or claims revenues; and (iv) significant problems encountered in performance of contracts that materially affecting operations. Please provide for us and disclose in the notes to your financial statements in future filings, the impact of these changes in contract estimates on your results of operations

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

for each period presented and provide an analysis of the underlying reasons for the changes in estimates. See guidance in ASC 250-10-50-4. Additionally, please revise your disclosure in MD&A to provide the gross amount of favorable and unfavorable adjustments to contract estimates to complete for each period presented. As part of your response, please provide us with a copy of your intended revised disclosure.

Response

Staff Comment Regarding the Impact of Changes in Contract Estimates for Each Period Presented and Analysis of the Underlying Reasons for the Changes in Estimates

(i) Unusual and Infrequent Contract Price Adjustments

When significant unusual and/or infrequent changes in contract prices occur they are generally driven by changes in contract costs (because our pricing model is developed by determining contract sales values based on costs plus an expected margin). For our business, sales volume is a more common driver of analysis for our contracts than “price,” because the majority of our contracts are flexibly-priced (i.e., based on costs incurred rather than a firm fixed price) contracts. In recent years, other than significant customer initiated contract terminations, which we have disclosed in our financial statements and MD&A, we have not experienced any significant contract price adjustments that we believe were material. We confirm that in future filings we will disclose the effects of significant contract price adjustments whenever such adjustments occur.

(ii) Material Changes in Contract Estimates Including Provision for Loss; and (iv) Significant Problems Encountered in Performance of Contracts that Materially Affect Operations

Significant changes in contract estimates, including provision for loss, and significant problems encountered in performance of contracts that significantly affect operations, and contract cost changes of the nature referred to in clauses (ii) and (iv) occur in situations where (a) identified contract risks cannot be resolved within the cost estimates included in our contract EAC or (b) new or unforeseen risks or cost growth occurs that must be incorporated into the contract EAC. These events would likely result in unfavorable contract performance results, which would be included in our MD&A discussion of operating income margin and in the footnotes to our consolidated financial statements. We believe that our past disclosures have been satisfactory with respect to significant matters. We confirm that in future filings, we will include both the amount of the impact of the change in estimate on operating income in the period, as well as the earnings per share effect of the change in estimate, for significant changes in contract estimates or significant problems encountered in the performance of our contracts.

(iii) Substantial Incentive Income or Claims Revenues

With regard to substantial changes in incentive income mentioned in clause (iii), we agree that we will disclose the effects of such changes if they are substantial. We accrue a reasonable estimate of the amount of incentive income that we anticipate receiving on incentive-based contracts based on our experience with similar contract activities and customer relationships in

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

accordance with the guidance established in ASC 605-35-25-15 and -16. Thus, only incentive awards that are substantially above or below the amounts previously accrued would be evaluated for disclosure in our segment MD&A and/or our financial statements. We confirm that if we were to have such substantial changes in incentive income in future periods, we will include such a disclosure in our future filings.

With respect to claims revenue, we agree that, where substantial, claims revenue will be disclosed separately in connection with our segment MD&A disclosures and in our financial statements. In recent years, we have not experienced substantial amounts of such claims revenues and confirm that if we have any substantial amounts of claims revenue in future periods, we will include such a disclosure in our future filings.

Guidance in ASC 250-10-50-4

With respect to the guidance in ASC-250-10-50-4, given the number of contracts that we manage and the nature of our business, immaterial changes in contract estimates each reporting period are common and occur in the ordinary course of business. We consider the ASC guidance as applying to each individual contract because that is the unit of account for which our estimates are made. The glossary to ASC 605-35 defines a profit center as follows: “The unit for the accumulation of revenues and costs and the measurement of income. For business entities engaged in the performance of contracts, the profit center for accounting purposes is usually a single contract. However, under some specified circumstances it may be a combination of two or more contracts, a segment of a contract or of a group of combined contracts.” In our MD&A disclosures, we discuss the effects of changes in estimates that affect segment operating income and margin rate, usually in terms of groupings of contracts or by contract or program depending upon the magnitude of the changes. Far less common (due in part to the magnitude of the overall number of contracts under performance in a given period) are changes in individual contract EACs that are material to the consolidated financial statements taken as a whole. When these changes do occur we have historically disclosed such changes in both our MD&A disclosures and in the footnotes to our financial statements. We confirm that in future filings, for material changes in individual contract EACs, we will include both the amount of the impact of the change in estimate on operating income in the period and the impact on earnings per share of the change in estimate.

Gross Amount of Favorable and Unfavorable Adjustments to Contract Estimates

When applicable, we disclose the effects of any material change in contract costs or operating income on a contract or program basis as a result of the use of the cumulative catch-up method of accounting as required by ASC 250-10-50-4. For examples of this disclosure, please see our disclosures in Note 2 in our Form 10-K for the fiscal year ended December 31, 2005 filed on February 17, 2006 relating to the effects of Hurricane Katrina, and the disclosures in Note 7 to our 2010 Form 10-K relating to the effects of the decision to cease shipbuilding operations in Avondale, LA. As previously discussed, we do not analyze our contracts on an aggregated basis. As a result, our accounting systems are not designed to enable us to aggregate the effects of all cumulative catch-up adjustments. Through a manual process, however, we can aggregate such

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

adjustments in excess of a de minimis level ($1 million). Therefore, to further enhance our disclosure in response to the Staff’s comment, we will disclose in our MD&A discussion in future filings the aggregate amount of favorable and unfavorable cumulative catch-up adjustments, over this de minimis level, to consolidated segment operating income for each reporting period.

Proposed Revised MD&A Disclosure

We propose revising the introductory language in our MD&A discussion in future filings, including our Form 10-K for the fiscal year ended December 31, 2011. For ease of reading, we have highlighted the changed language in italics:

Sales and Service Revenues

Period-to-period sales reflect performance under new and ongoing contracts. Changes in sales and service revenues are typically expressed in terms of volume. Unless otherwise described, volume generally refers to increases (or decreases) in reported revenues due to varying production activity levels, delivery rates, or service levels on individual contracts. Volume changes will typically carry a corresponding operating income change based on the margin rate for a particular contract.

Segment Operating Income

Segment operating income reflects the aggregate performance results of contracts within a business area or segment. Excluded from this measure are certain costs not directly associated with contract performance, including the portion of corporate expenses such as management and administration, legal, environmental, certain compensation costs and other retiree benefits, and other expenses not considered allowable or allocable under applicable CAS regulations and the FAR, and therefore not allocated to the segments. Changes in segment operating income are typically expressed in terms of volume, as discussed above, or performance.

Performance refers to changes in contract margin rates for the period. These changes typically relate to profit recognition associated with revisions to total estimated costs at completion of the contract (EAC) that reflect improved (or deteriorated) operating performance on a particular contract. Operating income changes are accounted for on a cumulative ~~to date~~ catch-up basis at the time an EAC change is recorded. We identify favorable and unfavorable adjustments above a threshold level to determine our qualitative discussion of performance results and, where meaningful, we disclose the effects of such adjustments on a contract or program basis.

Operating income may also be affected by, among other things, the effects of workforce stoppages, natural disasters (such as hurricanes and earthquakes), resolution of disputed items with the customer, recovery of insurance proceeds, and other discrete events. At the completion of a long-term contract, any originally estimated costs not incurred or reserves not fully utilized (such as warranty reserves) could also impact contract earnings. Where such items have occurred, and the effects are ~~material~~ meaningful, a separate description is provided.

Ms. Linda Cvrkel

U. S. Securities and Exchange Commission

January 6, 2012

Changes in estimates related to our contracts accounted for using the percentage-of-completion method are recorded using the cumulative catch-up method of accounting. The aggregate effects of these favorable and unfavorable changes across our portfolio of numerous contracts can have a significant effect upon our reported sales and operating income in each of our reporting periods. In 2010, 2009 and 2008, we recognized favorable segment operating income performance adjustments of $XXX, $XXX and $XXX, and unfavorable segment operating income adjustments of $XXX, $XXX and $XXX, respectively, consisting of cumulative catch-up adjustments from the use of the percentage-of-completion method of accounting for contract individual changes in estimates in excess of $1 million. Alternatively, in periods that the recognized favorable and/or unfavorable adjustments do not have a significant effect on our reported sales and operating income, or changes from prior periods, we will disclose that fact.

* * *

The Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to speak with us about any of these matters, please do not hesitate to call me at (703) 280-4660 or Tiffany McConnell, Assistant General Counsel at (703) 280-4099.

Very truly yours,

/s/ Kenneth N. Heintz

Kenneth N. Heintz

Corporate Vice-President, Controller and

Chief Accounting Officer

Cc:

Wesley G. Bush

James F. Palmer

Sheila C. Cheston

Deloitte & Touche LLP

Wilmer Cutler Pickering Hale and Dorr LLP